Exhibit 99.1

Rs. 7,500 cr. rights issue offer period ended on May 2, 2015

Tata Motors Limited (“Tata Motors”) announced the closing of its Rs. 7,500 crore rights issue offer period on May 2, 2015. Tata Motors offered up to 15,06,44,759 Ordinary Shares of face value Rs. 2 for cash at a price of Rs.450 (including a premium of Rs. 448) each in the ratio of 6 Ordinary Shares for every 109 fully paid-up Ordinary Shares and up to 2,65,30,290 ‘A’ Ordinary Shares of face value Rs. 2 at a price of Rs. 271 (including a premium of Rs. 269) each in the ratio of 6 ‘A’ Ordinary Shares for every 109 fully paid-up ‘A’ Ordinary Shares, in each case on a rights basis to eligible shareholders in respect of shares held on the Book Closure Date of April 8, 2015 (the “Share Issue”). The Share Issue commenced on April 17, 2014 and closed on May 2, 2015. Tata Motors also facilitated participation in the Share Issue by eligible holders of its American Depositary Shares by offering up to 64,09,964 American Depositary Shares, each representing 5 Ordinary Shares (“ADSs”), at a price of US$39.42 per ADS at the rate of 0.055045 ADS rights for each ADS held as of the close of business on April 7, 2015 (New York City time).

The Share Issue was oversubscribed by 1.21 times and Tata Motors collected an amount of Rs. 9,040.56 crores on applications (1). Ordinary Shares were oversubscribed by 1.17 times, with an amount of Rs. 7,956.73 crores collected on applications and ‘A’ Ordinary Shares were oversubscribed by 1.51 times, with an amount of Rs. 1,083.83 crores collected on applications (1).

“We value the positive and encouraging response of our shareholders in supporting this raising of capital, and would like to thank them for their trust and confidence.” said Mr C. Ramakrishnan, Chief Financial Officer, Tata Motors.

The proceeds from the Share Issue are intended to be used for funding expenditure towards plant and machinery, research and product development, repayment in full or in part of certain long-term and short-term borrowings, and general corporate purposes.

Citigroup Global Markets India Private Limited, DSP Merrill Lynch Limited, Credit Suisse Securities (India) Private Limited, HSBC Securities and Capital Markets (India) Private Limited and J. P. Morgan India Private Limited are Global Coordinators and Senior Lead Managers to the Share Issue; ICICI Securities Limited, Kotak Mahindra Capital Company Limited and SBI Capital Markets Limited are the Lead Managers to the Share Issue; HDFC Bank Limited is the Co-Lead Manager to the Share Issue.

(1)	Based on provisional certificates provided by the escrow collection banks to the Share Issue and the final certificate issued by the self-certified syndicate banks.

About Tata Motors

Tata Motors produces commercial and passenger vehicles and was the largest automobile manufacturer in India in terms of revenue generated during the fiscal year ended March 31, 2014. Tata Motors has a substantial presence in India and also has global operations in connection with production and sale of Jaguar and Land Rover premium brand passenger vehicles.

Tata Motors has filed a registration statement (including a prospectus and prospectus supplement) with the United States Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and the prospectus supplement and other documents Tata Motors has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, if you reside in the United States, Georgeson Inc., the Information Agent, will arrange to send you the prospectus and prospectus supplement if you request it by calling toll-free +1-866-821-2550 from 9:00 a.m. to 9:00 p.m., New York City time, Monday to Friday.

This announcement contains certain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the United States Securities Act of 1933, as amended and Section 21E of the United States Securities Exchange Act of 1934, as amended. Although Tata Motors believes that the expectations reflected in such forward-looking statements are based on reasonable assumptions, Tata Motors’ actual results and performance could differ materially from those set forth in the forward-looking statements and you should not unduly rely on these statements.

Tata Motors has filed a Letter of Offer with the stock exchanges for the Share Issue. The Letter of Offer is available on the website of SEBI at www.sebi.gov.in and on the websites of the Lead Managers at www.online.citibank.co.in/rhtm/citigroupglobalscreen1.htm, www.dspml.com, www.credit-suisse.com, http://www.hsbc.co.in/1/2/corporate/equities-globalinvestment-banking, www.jpmipl.com, www.icicisecurities.com, http://investmentbank.kotak.com, www.sbicaps.com and www.hdfcbank.com. Investors should note that investment in equity shares involves a high degree of risk and are requested to refer to the section titled “Risk Factors” of the Letter of Offer.